NO ACT

PE

2-28-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





11005915


March 1, 2011


Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306




Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-01-2011

Re: Intel Corporation

Dear Mr. Mueller:

This is in regard to your letter dated February 28, 2011 concerning the shareholder proposal submitted by Jing Zhao for inclusion in Intel's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Intel therefore withdraws its January 10, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Charles Kwon
Special Counsel

cc: Jing Zhao

*** FISMA & OMB Memorandum M-07-16 ***

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 42376-00006

February 28, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Intel Corporation*
*Withdrawal of No-Action Letter Request Regarding the Stockholder Proposal of Jing Zhao*
*Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

In a letter dated January 10, 2011, we requested that the staff of the Division of Corporation Finance (the "Staff") concur that our client, Intel Corporation (the "Company"), could properly exclude from its proxy materials for its 2011 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") submitted by Jing Zhao (the "Proponent").

Enclosed is a letter from the Proponent to the Company dated February 24, 2011, stating that the Proponent voluntarily withdraws the Proposal. *See* Exhibit A. In reliance on this letter, we hereby withdraw the January 10, 2011 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8671 or Irving S. Gomez, the Company's Senior Attorney - Legal and Corporate Affairs Group at (408) 653-7868 with any questions in this regard.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Irving S. Gomez, Intel Corporation
Jing Zhao

101029855_1.DOC

**Exhibit A**

February 24, 2011

Via Facsimile: 408-653-8050

Cary Klafter, Corporate Secretary
Intel Corporation
M/S RNB-4-151
2200 Mission College Blvd.
Santa Clara, CA 95054-1549

RE: Withdrawal of Stockholder Proposal

Dear Mr. Klafter:

This letter is confirmation that I agree to withdraw the stockholder proposal entitled "Human Rights Committee of Intel Corporation" submitted to Intel Corporation for consideration at Intel's 2011 Annual Stockholders' Meeting. I have reached a satisfactory resolution with Intel pursuant to the letter that I received from Michael M. Jacobson dated February 22, 2011. I hereby withdraw this proposal in its entirety as of the date hereof.

Sincerely,



Jing Zhao

Date: Feb. 24, 2011

cc: Irving S. Gomez
T: 408-653-7868
F: 408-653-8050

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 42376-00006

January 10, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Intel Corporation*
*Stockholder Proposal of Jing Zhao*
*Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Intel Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Stockholders' Meeting (collectively, the "2011 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Jing Zhao (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

## THE PROPOSAL

The Proposal states:

> Intel Corporation will establish a Human Rights Committee with the responsibility to review and approve all policies and actions taken by the

> Company that might affect human rights observance in countries where it does business. The Human Rights Committee should develop and put in place a comprehensive oversight and compliance system, consistent with the good business practice standards set out in the U.S. compliance guidelines, to monitor, identify and evaluate potential negative human rights impacts of its business in China and other repressive countries.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

**BASES FOR EXCLUSION**

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is materially false and misleading;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and
- Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

**BACKGROUND**

The Company actively addresses human rights issues in its operations. The Company is a member of the United Nations Global Compact, a strategic policy initiative for businesses that are committed to aligning their operations and strategies with ten universally accepted principles in the areas of human rights, labor, environment and anti-corruption. The first two principles of the UN Global Compact are derived from the 1948 Universal Declaration of Human Rights. The Company has published its statement on Human Rights Principles,[1] setting forth Intel's position on key human rights issues and reinforcing its commitment to human rights and leadership in corporate responsibility. The Company also has published a Code of Conduct which governs the Company's legal compliance and ethical standards in conducting business with customers, suppliers and others in the United States and in foreign nations. In 2009, the Company updated its annual Code of Conduct training to include more content on its corporate responsibility expectations, including those related to the

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1 *See* http://www.intel.com/assets/PDF/Policy/Intel_Human_Rights_Principles.pdf

environment and human rights. In 2010, 98% of the Company's employees received formal training on the Code of Conduct. Employees are encouraged to raise ethical questions and issues including human rights and have multiple channels to do so – anonymously, if they prefer. The Ethics Compliance and Oversight Committee, The Eco-Management Review Committee and the Corporate Social Responsibility Management Review Committee are just a few of the Company's senior management committees that already review and monitor aspects of human rights compliance. Since 2003, the Corporate Governance and Nominating Committee of the Company's board of directors has been ultimately responsible for overseeing the Company's corporate responsibility and performance. These facts clearly demonstrate that the Company already develops and monitors human rights standards as part of its business operations.

## ANALYSIS

### I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Materially False And Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." The Note to Rule 14a-9 specifically provides that the type of statement that can be misleading within the meaning of the rule includes "[m]aterial which ... directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), the Staff stated that exclusion under Rule 14a-8(i)(3) can be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." Moreover, the Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of stockholder proposals that are premised on materially false or misleading statements. *See Wal-Mart Stores, Inc.* (avail. Apr. 2, 2001) (concurring in the exclusion of a proposal to remove "genetically engineered crops, organisms or products" because the text of the proposal misleadingly implied that it related only to the sale of food products).

Here, the supporting statement to the Proposal falsely asserts that "Intel does not have a compliance system with the good and lawful business practices with respect to its business in China and other repressive countries...." The Proposal itself is premised on this assertion, as it requests that the Company establish a human rights committee that "should develop and put in place a comprehensive oversight and compliance system..." The Proponent has no factual foundation for his assertion that the Company does not have a lawful compliance system in place, and in fact the Company has an extensive worldwide system in place to monitor for compliance with the laws to which it is subject as well as to monitor for compliance with its Code of Conduct [and its published Human Rights Principles]. This system includes, but is not limited to, the procedures required under Section 301 of the Sarbanes-Oxley Act of 2002, as implemented under Rule 10A-3 of the Securities Exchange Act of 1934, as amended. As reflected in the charter of the Audit Committee of the Company's Board of Directors,[2] the Audit Committee's responsibilities include "oversight of the [C]ompany's ... compliance with legal and regulatory requirements and ethical standards adopted by the company."

Because of the false assertions in the Proposal, the Proposal is comparable to other proposals that the Staff has concurred may be excluded under Rule 14a-8(i)(3). For example, in *General Electric Co.* (avail. Jan. 6, 2009) the proposal requested that the Company adopt a policy under which any director who received more than 25% in "withheld" votes would not be permitted to serve on any key board committee for two years. The Staff concurred that the proposal was false and misleading because the action requested in the proposal was based on the underlying assertion that the Company had plurality voting and allowed stockholders to "withhold" votes when in fact the Company had implemented majority voting in the election of directors and therefore did not provide a means for stockholders to "withhold" votes in typical elections. Likewise, in *Johnson & Johnson* (avail. Jan. 31, 2007), the Staff considered a stockholder proposal asking the company's board to adopt a policy that stockholders be given the opportunity to vote on an advisory management resolution to approve the compensation committee report in the proxy statement. The proposal at issue implied that stockholders would be voting on the company's executive compensation policies, however, under recently amended Commission rules, the compensation committee report would no longer contain that information. Accordingly, the Staff concurred that the proposal was materially false or misleading and concurred in the exclusion of the proposal under Rule 14a-8(i)(3). *See also Duke Energy Corp.* (avail. Feb. 8, 2002) (permitting exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur" because the company had no nominating committee); *General Magic, Inc.* (avail. May 1, 2000) (permitting exclusion under Rule 14a-8(i)(3) as false and misleading of a proposal that requested the company make "no more false statements" to its stockholders because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact, the company had corporate policies to the contrary).

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2 A copy of the Audit Committee's charter is available on the Company's Investor Relations website at http://www.intc.com/corp_docs.cfm.

As in *General Magic, Inc.*, *General Electric Co.* and the other precedent cited above, the Proposal is premised on a false assertion. Stockholders reading the Proposal would view the merits of the Proposal differently if it were phrased as a request to change the Company's compliance system in some particular way, as opposed to being premised on a false assertion that the Company does not have a compliance system in place to monitor for lawful business practices and compliance with its Code of Conduct. Therefore, consistent with the precedent cited above, the Company requests the Staff's concurrence that it may omit the Proposal under Rule 14a-8(i)(3) because the Proposal is false and misleading in violation of Rule 14a-9.

**II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.**

As noted above, under Rule 14a-8(i)(3) companies may exclude a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because stockholders cannot make an informed decision on the merits of a proposal without at least knowing what they are voting on. *See* SLB 14B (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Moreover, the Staff has, on numerous occasions, concurred that a stockholder proposal was sufficiently misleading so as to justify its exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Indus., Inc.* (avail. Mar. 12, 1991). *See also Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

The Proposal consists of two prongs. The first relates to establishment of a "Human Rights Committee." The second prong requests that the human rights committee "should develop and put in place a comprehensive oversight and compliance system, consistent with the good business practice standards set out in the U.S. compliance guidelines." This prong of the Proposal is vague and misleading, because the Proposal does not identify or explain any of the substantive provisions of "the U.S. compliance guidelines" which are central to this aspect of the Proposal. As noted above, the Company does maintain a comprehensive oversight and compliance system to assure its compliance with applicable laws. While the Proposal seeks some sort of compliance system, it is so vague that neither stockholders considering the Proposal nor the Company if it were to seek to implement the Proposal would know with any certainty what actions are required or standards are to be met under the Proposal.

In this respect, the Proposal is comparable to other proposals that the Staff has concurred may be excluded under Rule 14a-8(i)(3), where the proposal calls for the company to abide by a set of third-party standards without clearly identifying those standards. For example, in *Yahoo! Inc.* (avail. Mar. 26, 2008), the Proponent submitted a proposal requesting that Yahoo! Inc. "establish a new policy [for] doing business in China" but, as with the reference in the Proposal to "the U.S. compliance guidelines," did not provide sufficient guidance as to what the "new policy" should entail. Accordingly, the Staff concurred that the Proposal could be excluded. Likewise, in *Alcoa Inc.* (avail. Dec. 24, 2002), the Staff concurred with exclusion of a proposal similar to the Proposal requesting "full implementation of these human rights standards" and a program to monitor compliance with "these standards." Even though the supporting statement in *Alcoa Inc.* mentioned certain workplace human rights principles, the proposal did not identify with reasonable certainty the "human rights standards" that the proposal would have required that company to implement.

The Staff likewise has concurred that proposals may be excluded under Rule 14a-8(i)(3) where a proposal calls for the company to abide by a set of third-party standards without describing the substantive provisions of those standards. For example, in *The Boeing Co.* (avail. Feb. 5, 2010), the Staff recently concurred that a similar proposal submitted by the Proponent could be excluded under Rule 14a-8(i)(3). In *The Boeing Co.*, the proposal (as with the Proposal here) consisted of two prongs, one of which would require establishment of a human rights committee, and the second of which mandated that "[t]his Committee will follow the Universal Declaration of Human Rights..." Because the proposal did not provide a description of the substantive provisions of the "Universal Declaration of Human Rights," the Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite. Likewise, in *Occidental Petroleum Corp.* (avail. Mar. 8, 2002), the proposal urged the board of directors to adopt and implement a company-wide policy "consistent with the Voluntary Principles on Security and Human Rights in the Oil, Gas and Mining Industries." The proposal enumerated certain aspects of the referenced principles, including a website reference to them, but the company argued that the referenced principles were much broader than the scope of the proposal and that the proposal did not adequately summarize those principles. Accordingly, the Staff concurred that the proposal could be excluded as vague and indefinite under Rule 14a-8(i)(3).

Just as the proposal in *Occidental Petroleum Corp.* requested a company-wide policy "consistent with" some referenced standard, here the proposal seeks a "comprehensive oversight and compliance system, consistent with" the "U.S. compliance guidelines," but does not clearly identify or describe what standards it references. As in *Alcoa, Inc.*, the Proposal fails to even clearly identify the set of standards the human rights committee would be required to follow. The Proposal's vague reference to "the U.S. compliance guidelines" does not clarify or specify the compliance guidelines to which it refers. While the supporting statement mentions the BIS Compliance Guidelines, it is not at all clear whether these are "the U.S. compliance guidelines" to which the Proposal refers. Moreover, the supporting statement inaccurately refers to the BIS Compliance Guidelines as an example of "U.S. laws [that] prohibit the involvement and support of U.S. companies in major human rights abuses." The BIS Compliance Guidelines are actually 145 pages of recommendations authored by the U.S. Department of Commerce's Bureau of Industry and Security that contain nine "key elements" designed to help companies comply with federal export regulations and license conditions.[3] None of the key elements focuses on "monitor[ing], identify[ing] and evaluat[ing] potential negative human rights impacts," as addressed in the Proposal, and it is unclear which parts, if any, of the BIS Compliance Guidelines the Proposal (if adopted) would require the Company to follow. To the extent the "U.S. compliance guidelines" referred to in the Proposal are intended to mean the BIS Compliance Guidelines, the Proposal is similar to the proposal in *Alcoa, Inc.* and *The Boeing Co.*, as the Proponent has provided no description of the substantive provisions of the BIS Compliance Guidelines. Because the BIS Compliance Guidelines have many critical elements that are not described in the Proposal and supporting statement, stockholders voting on the proposal might interpret it differently, such that "any action ultimately taken by the [c]ompany upon

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[3] *See* http://www.bis.doc.gov/complianceandenforcement/emcp_guidelines.pdf. The supporting statement of the Proposal also refers to "the Congress 1990-91 Foreign Relations Authorization Act." Though it is unclear, this may be referring to the "Foreign Relations Authorization Act, Fiscal Years 1990 and 1991," which is summarized at http://www.govtrack.us/congress/bill.xpd?bill=h101-3792&tab=summary. This was the appropriations act for the Department of State enacted in 1990. The Foreign Relations Authorization Act, Fiscal Years 1990 and 1991 (the "Act") is 77 pages long and contains eleven titles, many of which have nothing to do with human rights. Title IX, entitled "People's Republic of China" is seven pages long and expresses the sense of Congress on a number of points and provides for the suspension of certain programs and activities. However, it is unclear how any of this would apply to the Company's business, and, regardless, the Proposal does not clearly identify or describe any provisions of the Act.

implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Indus., Inc.* (avail. Mar. 12, 1991).

Thus, the Proposal, as with the proposals in the precedent cited above, falls within a long line of proposals that request implementation of specifically referenced standards, but which fail to adequately identify or describe the standards, which the Staff has concurred may be excluded under Rule 14a-8(i)(3). *See JPMorgan Chase & Co.* (avail. Mar. 5, 2010) (concurring in exclusion of a proposal requesting that the company provide a report disclosing payments used for "grassroots lobbying communications" where the proposal cited but did not sufficiently explain the meaning of "grassroots lobbying communications"; *AT&T Inc.* (avail. Feb. 16, 2010) (same); *JPMorgan Chase & Co.* (avail. Mar. 5, 2008) (concurring in the exclusion under Rule 14a-8(i)(3) of a stockholder proposal requesting the company to adopt a bylaw requiring an independent lead director, where the proposal specified that the applicable standard of independence was the standard set by the Council of Institutional Investors but failed to describe that standard); *Smithfield Foods, Inc.* (avail. Jul. 18, 2003) (concurring in the exclusion under Rule 14a-8(i)(3) of a stockholder proposal requesting a report based upon the "Global Reporting Initiative" but not describing those guidelines); *Kohl's Corp.* (avail. Mar. 13, 2001) (concurring in the exclusion of a stockholder proposal in reliance on Rule 14a-8(i)(3) requesting implementation of the "SA8000 Social Accountability Standards").

**III. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations.**

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). As discussed below, the Proposal implicates both of these considerations and may be omitted as relating to the Company's ordinary business operations.

*A. The Proposal Is Excludable Because It Deals With A Matter Relating To The Company's Ordinary Business Operations, Namely The Company's Compliance With Applicable Law.*

The Staff consistently has recognized a company's compliance with laws and regulations as a matter of ordinary business and has concurred with the exclusion of proposals relating to a company's legal compliance program as infringing on management's core function of overseeing business practices. For instance, in *Sprint Nextel Corp.* (avail. Mar. 16, 2010, *recon. denied* Apr. 20, 2010), the company faced a proposal by a stockholder alleging willful violations of the Sarbanes-Oxley Act of 2002, and requesting that the company explain why it did not adopt an ethics code designed to deter wrongdoing by its CEO, and to promote ethical conduct, securities law compliance, and accountability. Yet, notwithstanding the context of alleged violations of the securities laws by senior executives, the Staff adhered to and affirmed a long line of precedent regarding proposals involving legal compliance programs, stating "proposals [concerning] adherence to ethical business practices and the conduct of legal compliance programs are generally excludable under 14a-8(i)(7)." *See also Johnson & Johnson* (avail. Feb. 22, 2010) (proposal requesting that the company take specific actions to comply with employment eligibility verification requirements); *FedEx Corp.* (avail. Jul. 14, 2009) (proposal requesting the preparation of a report discussing the company's compliance with state and federal laws governing the proper classification of employees and independent contractors); *Verizon Communications Inc.* (avail. Jan. 7, 2008) (proposal requesting a report on Verizon's policies for preventing and handling illegal trespassing incidents); *The AES Corp.* (avail. Jan. 9, 2007) (proposal seeking creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *H&R Block Inc.* (avail. Aug. 1, 2006) (proposal requesting a legal compliance program regarding lending policies); *Halliburton Co.* (avail. Mar. 10, 2006) (proposal requesting the preparation of a report detailing the company's policies and procedures to reduce or eliminate the recurrence of instances of fraud, bribery and other law violations); *Hudson United Bancorp* (avail. Jan. 24, 2003) (proposal requesting that the board of directors appoint an independent stockholders' committee to investigate possible corporate misconduct); *Humana Inc.* (avail. Feb. 25, 1998) (proposal urging the company to appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program); *Citicorp Inc.* (avail. Jan. 9, 1998) (proposal requesting that the board of directors form an independent committee to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the Foreign Corrupt Practices Act or local laws had been made in the procurement of contracts).

The Proposal seeks to mandate a standard for the Company's legal compliance system. As the supporting statement indicates, "U.S. laws prohibit the involvement and support of U.S. companies in major human rights abuses taking place in foreign nations." In fact, the Company is subject to many legal standards and requirements across its worldwide operations. A company's compliance with applicable laws is a matter of ordinary business, and the Company's board of directors is better equipped than the stockholders to evaluate compliance with existing human rights policies and the need for the Company to review or revise such policies. As discussed above, the Company is actively involved in operating a legal compliance system that includes human rights compliance. Ensuring the Company's compliance with applicable laws is exactly the type of "matter of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment."

*B. The Proposal Is Excludable Because It Encompasses the Company's Ordinary Business Operations.*

The Proposal would require the proposed "human rights committee" to "approve all ... actions taken by the Company that might affect human rights observance." Because of the broad scope of "actions" that the Proposal would require the human rights committee to approve, the Proposal seeks to micro-manage ordinary aspects of the Company's business, including the administration and approval of routine business matters, and seeks to impose stockholder oversight on decisions on how the Company administers routine aspects of its business. As such, the Proposal would regulate and restrict the Company's "flexibility in directing certain core matters involving the company's business and operations."
The Staff consistently has concurred with the exclusion under Rule 14a-8(i)(7) of stockholder proposals that implicate and seek to oversee a company's ordinary business operations, even if the proposals also touch upon significant policy issues. In *Medallion Financial Corp.* (avail. May 11, 2004), the proposal requested that the company engage an investment banking firm "to evaluate alternatives to maximize stockholder value including a sale of the company." Although the proposal specifically addressed a sale of the entire company – a matter which the Staff has viewed as raising significant policy issues – the proposal was not limited to non-routine considerations, and the Staff concurred that the proposal could be excluded based on Rule 14a-8(i)(7). Similarly, in *Union Pacific Corp.* (avail. Feb. 25, 2008), a proposal requesting information on the company's efforts to safeguard the security of the company's operations from a terrorist attack or "other homeland security incidents" was found excludable in its entirety because the scope of "homeland security incidents" encompassed routine aspects of the company's operations. In numerous other precedent, when a proposal has requested a company to take some actions that implicated the company's ordinary business, the Staff has concurred with exclusion of the proposal, even when the proposal also implicated significant policy concerns. *See Marriott International, Inc.* (avail. Apr. 19, 2010) (concurring in the exclusion of a proposal requesting that the company install, at several test properties, showerheads that deliver no

more than 1.6 gallons per minute of water flow, along with mechanical switches that would allow guests to control the level of water flow even though the proposal raised global warming concerns because it sought to "micromanage the company to such a degree that exclusion of the proposal [was] appropriate"); *Pool Corp.* (avail. Feb. 17, 2009) (concurring in the exclusion of a proposal requesting that the board of directors undertake a strategic review of the company's foreign operations to determine whether to close some or all of the company's service centers located outside of the United States); *Moody's Corp.* (avail. Feb. 11, 2008) (concurring in the exclusion of a proposal requesting that the board and audit committee adopt a policy that (1) the company shall not employ any individual within one year of that individual being employed by any client; (2) the company shall rotate the lead analyst for a client; and (3) the audit committee shall manage potential conflicts of interest with clients and audit the company's compliance with this policy); *Rite Aid Corp.* (avail. Mar. 16, 2006) (concurring in exclusion of a proposal requesting that the board use its authority to maximize stockholder value by either making changes necessary to improve operating performance or finding a buyer for the company was excludable as relating to both extraordinary transactions and non-extraordinary matters); *Florida Power & Light Co.* (avail. Jan. 18, 1983) (proposal requesting the board to use "every available means consistent with insuring the safe efficient operation and financial integrity of the company, to minimize and cease the further dilution of the equity and earnings of the shareholders" was excludable under the predecessor of Rule 14a-8(i)(7) because it necessarily implicated "the determination of whether or not to seek further rate increases, reduce capital expenditures, reduce operating costs or utilize other means to reduce dilution," which are matters relating to the company's ordinary business operations).

The broad scope of the Proposal, requiring a specific approval process for "all ... actions taken by the Company *that might* affect human rights observance" (emphasis added), means that the Proposal necessarily implicates matters that are not central to the fundamental objective of the Proposal regarding human rights compliance. In this respect, the Proposal is comparable to one considered in *Xerox Corp.* (avail. Jan. 11, 1996), which requested, among other things, that the company appoint a committee to review and report to stockholders on the company's "adherence to basic human rights and environmental standards" of its major overseas "suppliers, affiliates and subsidiaries." Xerox argued that the statements in the proposal were broad and as a general matter they fell within the company's ordinary business conduct as relating to employment matters. The Staff concurred that there was a basis for excluding the proposal as relating to the ordinary business of the company (principally employment related matters). Similarly, in *General Electric Co.* (avail. Feb. 3, 2005) and *Capital One Financial Corp.* (avail. Feb. 3, 2005), the Staff concurred that proposals relating to "the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries" were excludable under Rule 14a-8(i)(7) as relating to "management of the workforce" even though the proposals also related to offshore relocation of jobs. *Compare General Electric Co.* (avail. Feb. 3, 2004) (proposal addressing only the offshore relocation of jobs was not excludable under Rule 14a-8(i)(7)). *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

As discussed above, the Proposal relates to the Company's ordinary business operations by seeking to micro-manage and regulate the management and approval processes for ordinary aspects of the Company's operations. In addition, the Proposal relates to the Company's operation of a legal compliance program. Thus, even if the Proposal touches on a significant policy issue, under the precedent discussed above, the Proposal is excludable under Rule 14a-8(i)(7) because it also relates to ordinary business matters.

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Irving S. Gomez, Senior Attorney – Legal and Corporate Affairs Group at Intel at (408) 653-7868.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Irving S. Gomez, Intel Corporation
Jing Zhao

**Exhibit A**

*** FISMA & OMB Memorandum M-07-16 ***

October 6, 2010

Corporate Secretary Cary Klafter
Intel Corporation, M/S RNB-4-151
2200 Mission College Blvd.
Santa Clara, California 95054-1549
Via post mail, email *corporate.secretary@intel.com*, fax (408) 653-8050 (total 3 pages)

Dear Secretary:

Enclosed please find my shareholder proposal for inclusion in the proxy statement for the 2011 annual meeting of shareholders and TD Ameritrade letter today. I will continuously hold these shares until the 2011 shareholders meeting.

I would like to add a few words of the reason to submit the proposal. I was the only Chinese student to be suspended of my scholarship in Japan by the Chinese government, was expelled from Japan's universities, and was denied to renewal of my Chinese passport because of I organized pro-democracy activities in Japan during the Tiananmen Square Massacre in June 1989. I eventually fled to the U.S. and lived as a stateless political refugee for more than one decade. I am now President of US-Japan-China Comparative Policy Research Institute and Secretary of Humanitarian China, two 501c(3) NPOs. I have worked with many companies regarding corporate governance issues. You can find my proposals online to Google, Chevron, News and Cisco this year to see how I have helped them change and improve their human rights policy and some media (such as Radio Free Asia) coverages. I am gald to help Intel with my special background, knowledge, networks and passion.

Intel is a great company, but I am deeply concerned of the company's human rights policy. For example, the company "Human Rights Priciples" in "Corporate governance, policies, and guidelines" section at http://www.intel.com/assets/PDF/Policy/Intel_Human_Rights_Principles.pdf has only two pages without much relevance to human rights policy, especially doing business in China and other repressive countries.

Should you have any questions, please contact me at *** FISMA & OMB Memorandum M-07-16 *** or zhao@h-china.org.

Yours truly,



Jing Zhao

Enclosure: Shareholder proposal

TD Ameritrade letter of Jing Zhao's stock ownership

## SHAREHOLDER PROPOSAL

## Human Rights Committee of Intel Corporation

Whereas, mindful of the severe human rights violations by the Chinese government to arrest and punish Chinese people for expressing and exercising their free speech and free association rights (for example, I was born in Beijing and graduated from Tsinghua University; I was deprived of Chinese citizenship without any document because I organized peaceful demonstrations in Japan protesting the Tiananmen Massacre in 1989);

Whereas, recognizing the responsibilities and obligations that these major abuses of human rights place on Intel Corporation doing business in China and other repressive countries in ways that could contribute to these abuses, and;

Whereas, taking into account the fact that U.S. laws prohibit the involvement and support of U.S. companies in major human rights abuses taking place in foreign nations (such as the Congress 1990-91 Foreign Relations Authorization Act and the February 2010 BIS Compliance Guidelines in which the Bureau of Industry and Security of the U.S. Department of Commerce has issued detailed instructions to U.S. companies doing business in repressive countries);

Whereas, Intel does not have a compliance system with the good and lawful business practices with respect to its business in China and other repressive countries, so Intel and its shareholders have been and will continue to be subjected to substantial risks, injuries (including financial loses), and negative publicity;

Therefore, be it resolved, that the following proposal be adopted by Intel Corporation:

Intel Corporation will establish a Human Rights Committee with the responsibility to review and approve all policies and actions taken by the Company that might affect human rights observance in countries where it does business. The Human Rights Committee should develop and put in place a comprehensive oversight and compliance system, consistent with the good business practice standards set out in the U.S. compliance guidelines, to monitor, identify and evaluate potential negative human rights impacts of its business in China and other repressive countries; This Committee should include high-level officials of Intel Corporation and respected outside human rights experts who are in a position to help Intel Corporation understand the human rights impacts of its business abroad, and frame approaches that will assure that Intel Corporation does not contribute to human rights abuses by foreign repressive countries.

Oct. 6. 2010 10:44PM

No. 3266 P. 1/1



10825 Farnam Drive, Omaha, NE 68154 tdameritrade.com

October 6, 2010

Jing Zhao

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD AMERITRADE account ending in ████

Dear Jing Zhao,

Thank you for allowing me to assist you today. Pursuant to your request, you have continuously held 206 shares of Intel INTC since 06/03/2009 until today.

If you have any further questions, please contact 800-669-3900 to speak with a TD AMERITRADE Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Valerie White

Valerie White
Research & Resolution
TD AMERITRADE

This information is furnished as part of a general information service and TD AMERITRADE shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD AMERITRADE monthly statement, you should rely only on the TD AMERITRADE monthly statement as the official record of your TD AMERITRADE account.

TD AMERITRADE does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.